Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Fax: 484-583-8182

Email: sam.goldstein@lfg.com

VIA EDGAR

April 11, 2014

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Funds:	LVIP PIMCO Low Duration Bond Fund
LVIP BlackRock Multi-Asset Income Fund
LVIP Goldman Sachs Income Builder Fund
LVIP Franklin Templeton Multi-Asset Opportunities Fund
LVIP AQR Enhanced Global Strategies Fund;
LVIP Multi-Manager Global Equity RPM Fund
(the “New Funds”)

Dear Mr. Zapata:

This letter responds to your comments to the Trust’s registration statement filed on January 27, 2014 under Rule 485(a) under the Securities Act of 1933, as amended, (the “Registration Statement”).

The following are your comments and the Trust’s responses.

1)	For each New Fund, disclose the investment adviser’s compensation as required by Form N-1A Item 10(a)(ii). The filing currently has placeholders where this information would be disclosed.
A.	The requested revision has been made.

2)	Many pages contain placeholders. Please complete the required information.
A.	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Fax: 484-583-8182

Email: sam.goldstein@lfg.com

3)	Explain how derivatives will be valued with respect to each New Fund’s 80% investment policy. State that the notional amounts will not be used for this purpose.
A.	Derivatives will be valued based on their fair market value. Notional amounts will not be used for this purpose.

4)	Make conforming changes throughout the Registration Statement where a comment is applicable to more than one New Fund.
A.	The requested revision has been made.

5)	Ensure that any fee waivers reflected in the fee tables will continue for more than one year beyond the effective date of the Registration Statement. Disclose the period for which the arrangement is expected to continue and the circumstances under which it can be terminated.
A.	All fee waivers or expense limitations reflected in prospectus fee tables will continue for at least one year from the prospectus date, and can be terminated only with the consent of the New Funds’ Board of Trustees.

6)	For those New Funds for which no Acquired Fund Fees and Expenses are disclosed, confirm that such amount would be less than one basis point, per Form N-1A Item 3, Instruction 3(f)(i).
A.	For those New Funds for which no Acquired Fund Fees and Expenses are disclosed, such amount would be less than one basis point.

7)	Confirm that the fee table expense numbers will include an estimate of the dividends paid on short sales.
A.	The fee table expense numbers will include an estimate of the dividends paid on short sales (which may be zero).

8)	For LVIP Goldman Sachs Income Builder Fund, disclose the range of capitalizations of companies in the Russell 1000 Index as of a recent date.
A.	The requested revision has been made.

9)	For LVIP Multi-Manager Global Equity RPM Fund, disclose a policy to invest at least 80% of the Fund’s assets in equities, in conformance with Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940, as amended.
A.	The requested revision has been made.

10)	For LVIP Multi-Manager Global Equity RPM Fund, disclose the range of capitalizations of companies in the Russell Mid Cap Index as of a recent date, and disclose how management would treat companies that, subsequent to purchase, exceed this capitalization range.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Fax: 484-583-8182

Email: sam.goldstein@lfg.com

A.	The prospectus has been revised to disclose the upper limit of capitalizations of the Russell Mid Cap Index. However, the lower limit to the index is not disclosed because it is not relevant. Specifically, the prospectus states that the Fund considers “Mid-Cap Stocks” to be those “whose market capitalizations at the time of purchase equal or exceed $500 million but do not exceed that of the largest company as ranked by market capitalization within the Russell MidCap® Index.” Thus, only the upper limit of the index is relevant to defining what the Fund considers to be a Mid-Cap Stock.

In addition, because the Fund is not limited to holding or investing in stocks of any particular capitalization, we believe it would be confusing to disclose to investors that the Fund may continue to hold stocks that are no longer considered Mid-Cap Stocks. Accordingly, the following language has been added to the prospectus (emphasis added):

Through its investment in underlying funds, the Fund’s investment strategy will be to allocate assets across a broad and diverse range of U.S. and foreign equity securities with growth and value styles, including large-cap, mid-cap, small-cap and emerging market stocks.

11) Please	include financial statements and all required exhibits in the Registration Statement.
A.	The requested revision has been made.

12) Please	provide the Tandy representations.
A.	The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with your comments.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Fax: 484-583-8182

Email: sam.goldstein@lfg.com

Very truly yours,

/s/ Sam Goldstein

Samuel K. Goldstein, Esq.

Senior Counsel – Funds Management

Enclosures

cc: Jill R. Whitelaw, Esq.

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